Contact

www.linkedin.com/in/thomas-slowbe-a7316610 (LinkedIn)
www.vacantlandintexas.com (Company)

Top Skills

Real Estate
Investment Properties
Residential Homes

Thomas Slowbe

Co Owner at Sphere Realty and Property Management
Jarrell, Texas, United States

Experience

Sphere Realty and Property Management
Co Owner
January 2013 - Present (9 years 11 months)
Jarrell, TX

Vacant Land In Texas
Owner
April 2004 - Present (18 years 8 months)
McKinney, TX

Investor, Consultant, Developer

Keller Williams Real Estate
Agent
August 2005 - August 2011 (6 years 1 month)

Hart Interior Design
President
September 1999 - October 2004 (5 years 2 months)

———